# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dragonfly Energy Holdings Corp., CIK 0001847986
CUSIP: 26145B304
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 12915 OLD VIRGINIA ROAD, RENO, Nevada (NV), 89521
Date of event which requires filing of this statement: 02/26/2025
Amends the filing with accession number 0001493152-25-001046
Filed by CIK 0001946222
Persons authorized to receive notices and communications: Denis Phares, 12915 OLD VIRGINIA ROAD, RENO, Nevada (NV), 89521, 775-622-3448

## Reporting persons
- Denis Phares (CIK 0001946222): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,781,287; shared voting power 0; sole dispositive power 1,781,287; shared dispositive power 0; aggregate amount beneficially owned 1,781,287 (24.5% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Dragonfly Energy Holdings Corp.
Address of issuer's principal executive offices: 12915 OLD VIRGINIA ROAD, RENO, Nevada (NV), 89521
Comment: This Amendment No. 4 (this Amendment) amends and supplements the Schedule 13D filed on October 12, 2022, as amended and supplemented by Amendment No. 1 filed on February 6, 2024, Amendment No. 2 filed on November 21, 2024 and Amendment No. 3 filed on January 6, 2025 by Dr. Denis Phares (the Reporting Person) relating to the common stock, par value $0.0001 per share (Common Stock), of Dragonfly Energy Holdings Corp., a Nevada corporation (the Issuer). Capitalized terms used but not defined in this Amendment have the respective meanings ascribed to such terms in the Schedule 13D. All references in the Schedule 13D and this Amendment to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the filing date of this Amendment (the Filing Date), the Reporting Person directly owns 1,645,964 shares of Common Stock, and indirectly owns 135,323 shares of Common Stock through the Phares 2021 GRAT dated July 9, 2021, of which the Reporting Person is a trustee. The Reporting Person has also been granted 63,046 restricted stock units that will vest more than 60 days from the Filing Date. As of the Filing Date, the Reporting Person's holdings represent an aggregate of approximately 24.5% of the Issuer's issued and outstanding shares of Common Stock (based on 7,256,076 shares of Common Stock outstanding as of February 26, 2025, as reported directly to the Reporting Person by the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and dispose of 1,781,287 shares of Common Stock. The Reporting Person has the shared power to vote or dispose of zero (0) shares of Common Stock.
Transactions in the class effected during the past sixty days: There were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to the Filing Date. There were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to February 26, 2025.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

On December 31, 2024, the Reporting Person entered into a support agreement (the December 2024 Support Agreement) with the Issuer by which the Reporting Person agreed to (i) be present at any meeting of shareholders of the Issuer and (ii) vote in favor of a proposal to obtain shareholder approval for the issuance of up to 1,400,000 shares of Common Stock underlying penny warrants issued to certain existing securityholders on or after December 31, 2024 in accordance with Rules 5635(b) and 5635(d) of the Nasdaq Stock Market. The foregoing description of the December 2024 Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the December 2024 Support Agreement, a copy of which is filed as Exhibit 99.6 to Amendment No. 2.

On February 26, 2025, the Reporting Person entered into a support agreement (the February 2025 Support Agreement) with the Issuer by which the Reporting Person agreed to vote in favor of the proposals to obtain shareholder approval for (i) the issuance, upon conversion of Series A Convertible Preferred Stock, par value $0.0001 per share (the Series A Preferred Stock), of the number of shares of Common Stock which would exceed 1,450,489 in accordance with the applicable rules and regulations of the Nasdaq Stock Market and (ii) an increase in the number of authorized shares of Common Stock from 250,000,000 to 400,000,000. The Reporting Person also agreed to vote against any proposal that would result in the breach of any representation or warranty under the Securities Purchase Agreement, dated February 26, 2025 (the "Purchase Agreement"), the Certificate of Designation of Rights and Preferences of Series A Convertible Preferred Stock, or any other of the agreements and instruments entered into or delivered by the Company or any of the holders of Series A Preferred Stock in connection with the transactions contemplated by the Purchase Agreement, all as may be amended from time to time in accordance with the terms thereof (the Transaction Documents), or otherwise result in any of the Company's obligations under the Transaction Documents from being fulfilled. The foregoing description of the February 2025 Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the February 2025 Support Agreement, a copy of which is filed as Exhibit 99.7 hereto and is incorporated herein by reference. Additionally, in connection with the February 2025 Support Agreement, the Reporting Person entered into an amendment to the December 2024 Support Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.7. Support Agreement, dated as of February 26, 2025, by and among Dragonfly Energy Holdings Corp. and the Reporting Person (incorporated by reference to Exhibit 10.3 to Dragonfly Energy Holdings Corp.'s Current Report on Form 8-K filed with the SEC on February 27, 2025).

## Signatures
- Denis Phares: /s/ Denis Phares, Denis Phares (02/28/2025)